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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                Page 1 of 4 Pages

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
----------------------------------------                                        --------------------------------------
         CUSIP No.: 465395101                             13D                             Page 2 of 4 Pages
----------------------------------------                                        --------------------------------------


----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                  (a) [  ]
                                                                                                            (b) [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                          WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
                         SOLE VOTING POWER                                                                 5,367,749
        NUMBER OF
         SHARES          ---------------------------------------------------------------------------------------------
      BENEFICIALLY       SHARED VOTING POWER
          OWNED
         BY EACH         ---------------------------------------------------------------------------------------------
        REPORTING        SOLE DISPOSITIVE POWER                                                            5,367,749
         PERSON
          WITH           ---------------------------------------------------------------------------------------------
                         SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      5,367,749
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    31.4%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                 BK
----------------------------------------------------------------------------------------------------------------------


                               Page 2 of 4 Pages

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This Amendment No. 1 amends and supplements Items 3 and 5 of the Statement on
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund Inc. (the "Fund"). It is being filed to correct a mistake in the Statement on Schedule 13D filed by the Bank on October 31, 2002 regarding the number of shares of Common Stock, par value $.01 per share, of the Fund (the "Common Stock") beneficially owned by the Bank, and to report the acquisition of additional shares of Common Stock by the Bank.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(c) was working capital. The amount of the funds used to purchase such shares aggregated approximately $27,596,039.20 (exclusive of commissions).


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the Semi-annual Report dated July 12, 2002, as of April 30, 2002, there were 17,107,898 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 5,367,749 shares of Common Stock, which constitute approximately 31.4% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following sales and purchases in the shares of Common Stock through the purchase from Mira described in Items 3 and 4 above.


             Date                   Number of Shares           Price Per Share
             ----                   ----------------           ---------------

         October 22, 2002             5,348,149                     $5.1436
         November 1, 2002                15,000                     $5.82


         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e)   Inapplicable.


                               Page 3 of 4 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: November 5, 2002             BANKGESELLSCHAFT BERLIN AG


                                   By:  /s/ Moritz Sell
                                        --------------------------
                                        Name:  Moritz Sell
                                        Title: Co-Head Equities Trading, London

                                   By:  /s/ Dirk Kipp
                                        ---------------------------
                                        Name:  Dirk Kipp
                                        Title: Managing Director















                               Page 4 of 4 Pages